UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

AMERICAN REPUBLIC REALTY FUND I

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

------------------------

(CUSIP Number)

Christopher K. Davis

Everest Properties II, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Management, LLC
David I. Lesser
W. Robert Kohorst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California (entities); United States (persons)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER

8 SHARED VOTING POWER
2,376 Units

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
2,376 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,376 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 21.3%

14	TYPE OF REPORTING PERSON 00; IN

CUSIP No.	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Properties II, LLC
W. Robert Kohorst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California (entities); United States (persons)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER

8 SHARED VOTING POWER
1,028.5 Units

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER
1,028.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028.5 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.43%

14	TYPE OF REPORTING PERSON 00; IN

This Amendment No. 2 amends the Schedule 13D filed with the Commission on July 1, 2005 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Units were acquired by Everest Management and Everest Properties with existing cash at the time of the acquisition.

ITEM 4. PURPOSE OF TRANSACTION

Everest Management and Everest Properties have filed a preliminary form of consent solicitation by which they would seek the approval by written consent of the limited partners of the Partnership, dated and filed with the Securities and Exchange Commission on September 26, 2006 (the “Solicitation”).

The Solicitation would seek to remove the general partner of the Partnership and to simultaneously elect Millenium Management, LLC, a California limited liability company (“Millenium”), as the new general partner. Everest Properties owns 99% of Millenium and is the manager of Everest Management. Other than those described herein, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information from Items 1 and 7-13, inclusive, on the cover pages of this Statement is incorporated herein by reference. 2,376 Units are held of record by Everest Management. 1,028.5 Units are held of record by Everest Properties. No Units are held by Millenium. No transactions in the Units have been effected in the last 60 days by any of the filing persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2006

EVEREST MANAGEMENT, LLC
By:	/s/ W. ROBERT KOHORST
W. Robert Kohorst President

EVEREST PROPERTIES II, LLC
By:	/s/ W. ROBERT KOHORST
W. Robert Kohorst President

/s/ W. ROBERT KOHORST
W. Robert Kohorst

/s/ DAVID I. LESSER
David I. Lesser